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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                    Commission File Number: _______________

  / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR


(Check One)

For Period Ended: September 30, 2000
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[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR


For the Transition Period Ended: ________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                        PART 1 - REGISTRANT INFORMATION


                                 Chippac, Inc.
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                            Full Name of Registrant


                                      N/A
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                           Former Name if Applicable


                              3151 Coronado Drive
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           Address of Principal Executive Office (Street and Number)


                         Santa Clara, California 95054
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                           City, State and Zip Code
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                      PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     [_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                               (See extra sheet)


                         PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Michael G. Potter,
    Corporate Controller                408                  486-5900
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         (Name)                     (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

     [X]  Yes       [_]  No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [_]  Yes       [X]  No


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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ChipPAC, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: Nov. 14, 2000                         By: /s/ Michael G. Potter
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INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 16 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 210/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission. Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
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A change over in senior accounting management of the Company coupled with the accounting for the Company's Initial Public Offering which was completed in the quarter has resulted in delays in closing the Company's books and records. As a result, management has not been able to complete the preparation and filing of the Company's Report on form 10-Q.